Exhibit 4.18

Amended and Restated Fly Leasing Limited

Management Agreement

Fly Leasing Limited

and

Fly Leasing Management Co. Limited

i

9	Warranties, limitation of liability and indemnity		24

	9.1	Mutual warranties	24
	9.2	Warranties of Manager	24
	9.3	Inaccurate warranties	25
	9.4	Exclusion of warranties	25
	9.5	Manager may rely	25
	9.6	Acknowledgement	26
	9.7	Indemnity and limitation of liability	26

10	Effectiveness; Term and termination		27

	10.1	Effectiveness; Term	27
	10.2	Termination	27
	10.3	Effect of termination	29

11	Confidentiality		30

	11.1	Confidential Information	30
	11.2	Permitted disclosures	30

12	Notices		31

	12.1	Requirements	31
	12.2	Receipt	31

13	Independent contractor, conflicts of interest and restriction		32

	13.1	Independent contractor	32
	13.2	Conflicts of interest	32
	13.3	Acting in interests of shareholders	32
	13.4	Manager not accountable	33
	13.5	Contracts valid	33

14	Independent advice		33

15	Legal actions		33

	15.1	Third-party claims	33
	15.2	Litigation	33

16	General provisions		34

	16.1	Entire agreement	34
	16.2	Assignment	34
	16.3	Indemnities	34
	16.4	Invalid or unenforceable provisions	34
	16.5	Waiver and exercise of rights	34
	16.6	Amendment	35
	16.7	Counterparts	35
	16.8	Rights cumulative	35
	16.9	Successors and assigns	35
	16.10	Governing law	35
	16.11	Jurisdiction	35

Schedule 1 – Expenses			36

ii

This Management Agreement

is amended and restated on December 28, 2012 between the following parties:

1	Fly Leasing Limited (formerly known as Babcock & Brown Air Limited), a Bermuda exempted company, with its principal executive offices at West Pier, Dun Laoghaire, County Dublin, Ireland (Company)

2	Fly Leasing Management Co. Limited (formerly known as Babcock & Brown Air Management Co. Limited), a Bermuda exempted company, with its principal executive offices at West Pier, Dun Laoghaire, County Dublin, Ireland (Manager),

Recitals

A.	The Company carries on a business of acquiring, owning and leasing commercial jet aircraft and other aviation assets.

B.	Pursuant to a Management Agreement dated October 2, 2007 (the Original Management Agreement) between the Company and the Manager, the Company appointed the Manager as its manager to manage the Company’s portfolio of aircraft and other aviation assets and to provide the other services described therein.

C.	This Agreement was amended and restated on April 29, 2010, in connection with the purchase, by Summit Aviation Partners LLC (Summit) from Babcock & Brown Investment Holdings Pty Ltd. (BBIH) and its affiliates, of the aircraft leasing and management business of BBIH and its affiliates pursuant to a Purchase and Sale Agreement dated April 1, 2010, among BBIH, Babcock & Brown (UK) Holdings Limited, Babcock & Brown LP, Babcock & Brown Ireland Limited, Babcock & Brown JET-i Co., Ltd. and Babcock & Brown Securities Pty Ltd., as sellers, and Summit, as purchaser.

D.	In connection with Summit’s purchase of the aircraft leasing and management business of BBIH and its affiliates, Fly-BBAM Holdings, Ltd., a wholly owned subsidiary of the Company (Fly-BBAM), purchased a 15% interest in BBAM Limited Partnership (BBAM LP), the indirect owner of the Manager, which interest was subsequently transferred to Babcock & Brown Air Finance (Cayman) Ltd., a wholly-owned subsidiary of the Company (Babcock).

E.	In connection with the Company’s purchase of the GAAM Aircraft (as defined herein), this Agreement was amended pursuant to an Amendment Agreement, dated as of October 14, 2011.

F.	On November 30, 2012, affiliates of the Company entered into a Purchase Agreement with affiliates of Onex Partners Advisor LP (Onex), BBAM LP and affiliates of Summit, as amended on December 28, 2012 (as so amended, the Purchase Agreement), pursuant to which Babcock agreed to sell its 15% interest in BBAM LP to affiliates of Onex.

G.	The Company and the Manager wish to amend and restate this Agreement on the date that affiliates of Onex directly or indirectly acquire Babcock’s 15% interest in BBAM LP pursuant to the Purchase Agreement (such date, the Effective Date).

This Agreement witnesses

that in consideration of, among other things, the mutual promises contained in this Agreement, the parties agree:

1	Definitions and interpretation

1.1	Definitions

In this Agreement, unless the context requires another meaning:

$ means the lawful currency of the United States of America;

Administrative Agency Agreement means any administrative agency agreement entered into on or after October 2, 2007 between BBAM or any Affiliate, on the one part, and the Company or any of its Subsidiaries, on the other part;

Administrative Agency Fee means the fee payable under clause 5.1(c);

ADSs means the American Depositary Shares representing the Shares;

Affiliate means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified, including a trust of which the Person specified or any of its Affiliates is a beneficiary, except that for purposes of this Agreement the Company and its Subsidiaries, on the one part, and BBAM and its Affiliates (other than the Company and its Subsidiaries), on the other part, shall not be considered to be Affiliates of each other.

Agreement means this management agreement;

Ancillary Management and Administrative Services means the services to be procured or provided by the Manager under clause 3.3;

Available Liquidity means the sum of (i) cash available to be used by the Company on an unrestricted basis plus (ii) the Company’s and its Subsidiaries’ debt capacity under committed debt facilities available for aviation asset investment transactions.

Base Value means the value of an aircraft in an open, unrestricted, stable market environment with a reasonable balance of supply and demand, and with full consideration of the aircraft’s “highest and best use”, presuming an arm’s-length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing, adjusted to account for the maintenance status of such aircraft (with such assumptions as to use since the last reported status as may be reasonably stated in the appraisal setting forth such Base Value);

B&B Air Funding means Babcock & Brown Air Funding I Limited, a Bermuda exempted company;

Base Fee means the monthly fee payable under clause 5.1(a)(1)(A);

BBAM means BBAM US LP, a Delaware limited partnership (formerly BBAM LLC, a Delaware limited liability company), and BBAM Aviation Services Limited, an Irish corporation, individually or collectively;

Board means the board of directors of the Company as constituted from time to time;

Business Day means a day on which banks are open for business in New York, New York;

Calculation Date means the sixth Business Day immediately preceding each Payment Date;

Change of Control means the occurrence of any of the following:

(1)	the Company consolidates with, or merges with or into, another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Shares or ADSs of the Company are converted into or exchanged for cash, securities or other property;

(2)	the consummation of any transaction, whether as a result of the issuance of securities of the Company, any merger or consolidation, purchase or otherwise, the result of which is that any “person” or “group” of related persons (within the meaning of Sections 13(d) or 14(d) of the U.S. Securities Exchange Act of 1934, but excluding any Person that was a wholly owned Subsidiary of the Company prior to such transaction) has become, directly or indirectly, the beneficial owner of more than 50% of the voting power of the outstanding Shares of the Company on a fully-diluted basis, after giving effect to the conversion and exercise of all outstanding warrants, options and other securities of the Company convertible into or exercisable for Shares or ADSs of the Company (whether or not such securities are then currently convertible or exercisable); and

(3)	the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(4)	the adoption by the shareholders of the Company of a plan for the liquidation or dissolution of the Company.

Change of Control Fee means the fee calculated in accordance with clause 5.1(b)(2);

Competitor means any of the following Persons:

(a)	any of the following Persons (or any of their respective Affiliates) and their respective successors and assigns:

(1)	GE Commercial Aviation Services Limited;

(2)	International Lease Finance Corporation;

(3)	AerCap B.V.;

(4)	Aircastle Advisor LLC;

(5)	Air Lease Corp;

(6)	Allco Finance Group;

(7)	Aviation Capital Group;

(8)	Apollo Aviation;

(9)	Avolon;

(10)	AWAS;

(11)	Bank of China Aviation;

(12)	BCI Aircraft Leasing, Inc.;

(13)	Boeing Capital Corporation;

(14)	Bravia Capital Partners;

(15)	CIT Aerospace;

(16)	[intentionally omitted];

(17)	Macquarie Bank Limited;

(18)	ORIX Aviation Systems Limited;

(19)	Standard Chartered;

(20)	RBS Aviation Capital;

(21)	RPK Capital Management;

(22)	Sumisho Aircraft Asset Management B.V.;

(23)	Sky Holdings;

(24)	Tombo Aviation;

(25)	Vx Capital Partners;

(26)	Jackson Square Aviation;

(27)	Dubai Aerospace Enterprise (DAE) Ltd;

(28)	Volito Aviation Services;

(29)	ICBC Leasing;

(30)	SMBC Aviation Capital;

(31)	Doric Asset Finance;

(b)	any other Person which beneficially owns 15% or more of the voting securities of any Person identified above (other than the Company or BBAM or their respective Affiliates); and

(c)	any other Person (or any Affiliate thereof) (other than the Company or BBAM or their respective Affiliates) that, together with its Affiliates, has consolidated aircraft leasing-related revenues or aircraft or engine manufacturing related revenues of more than $200 million for its most recently completed fiscal year.

Confidential Information means all books, records, documents and information of or relating to the affairs of a party;

Continuing Directors means the directors of the Company (except the directors appointed by the Manager in accordance with clause 7.3 hereof) in office on the date hereof and any successor to any such director who was nominated or selected by a majority of the Continuing Directors and Manager appointed directors, taken as a group, in office at the time of such director’s nomination or selection. Notwithstanding the foregoing, no person who is an affiliate of any person who is the beneficial owner, directly or indirectly, of securities representing 10% or more of the combined voting power of the Company’s outstanding Shares or ADSs then entitled ordinarily to vote for the election of directors will be considered a Continuing Director.

Core Management Team means the management team referred to in clause 7.1(a);

CPI means (i) the headline consumer price index number as published on a monthly basis by the United States Department of Labor, or any substitute accepted by the Government of the United States from time to time provided that:

(d)	if the CPI base adopted for CPI is at any time updated, the CPI is to be appropriately adjusted from time to time;

(e)	if at any time the CPI is discontinued, there is to be substituted the alternative method of computing changes in the cost of living which is mutually agreed between the parties during the period of 20 Business Days after written notice given by either party to the other; and

(f)	if any alternative index is determined in accordance with paragraph (b) and that index is at any time thereafter discontinued, the procedure in paragraph (b) is repeated to determine the new CPI; or

(ii) if there is a different CPI in any applicable servicing agreement, then the CPI as defined in that servicing agreement.

Directors means the directors comprising the Board from time to time;

Effective Date shall have the meaning ascribed to it in recital D above.

Enterprise Value shall be an amount equal to (i) the number of outstanding ADSs of the Company (which, for this purpose, shall include all share-based awards on an as-converted basis), multiplied by the per-ADS consideration to be paid in respect of such ADSs in any transaction (or in an asset purchase, the implied price per ADS based on the asset purchase price), plus (ii) total indebtedness for borrowed money of the Company as shown on the balance sheet of the Company as of the end of the last quarter prior to the consummation of such transaction, less (iii) cash and cash equivalents (excluding restricted cash and cash equivalents) of the Company as shown on the balance sheet of the Company as of the end of the last quarter prior to the consummation of such transaction;

Exchange Act means the United States Securities Exchange Act of 1934, as amended;

Ex-Dividend Date means, with respect to any declared dividend, the first date on and after which purchasers of ADSs will not be entitled to receive payment of the dividend;

Fee Period has the meaning given to that term in clause 5.1(a)(1)(B);

GAAM Aircraft means the aircraft identified in clause 5.1(b)(1);

Government Agency means:

(g)	a government, whether foreign, federal, state, territorial or local;

(h)	a department, office, branch or minister of a government acting in that capacity; or

(i)	a commission, delegate, instrumentality, agency, board, court, or other governmental, semi-governmental, judicial, administrative, monetary or fiscal authority, whether statutory or not;

Gross Acquisition Cost shall be an amount equal to the gross consideration (including the fair market value of any non-cash consideration) paid by the Company or any of its Subsidiaries in respect of the applicable acquisition;

Gross Proceeds shall be an amount equal to the gross proceeds (including the fair market value of any non-cash consideration, but excluding any cash added to the purchase price of the applicable aircraft or other aviation asset in respect of any utilization rent or deposit) received by the Company or any of its Subsidiaries in respect of any disposition of an aircraft or other aviation asset;

Initial Portfolio means the initial portfolio of 47 aircraft acquired by B&B Air Funding acquired on and after the date of consummation of the Company’s initial public offering of its ADSs;

Management and Administrative Services means the services to be procured or provided by the Manager under clause 3.1;

Management Expense Amount means the amount calculated in accordance with clause 6.3;

Management Expenses means those expenses which are agreed by the Company and the Manager from time to time to be included in the Management Expense Amount as detailed in Part 1 of Schedule 1;

Manager Shares means the manager shares, par value $0.001 per share, of the Company;

Non-Renewal Base Amount means an amount equal to (i) $6 million plus (ii) so long as the Management Expense Amount does not exceed $12 million, 50% of the excess (if any) of the Management Expense Amount over $6 million.

NYSE means the New York Stock Exchange;

NYSE Rules means the rules of the NYSE applicable to companies listed thereon;

Origination and Disposition Fee means the fee calculated in accordance with clause 5.1(b)(1);

Origination and Disposition Services means the services to be procured or provided by the Manager under clause 3.2;

Payment Date means the 14th day of each month, commencing on November 14, 2007; provided that, if any Payment Date would otherwise fall on a day that is not a Business Day, the relevant Payment Date shall be the first following day which is a Business Day;

Person means any individual, firm, corporation, limited liability company, partnership, trust, body of persons, joint venture, Government Agency or other entity, and shall include any successor (by merger or otherwise) of such entity;

Quarter means a period of 3 consecutive months ending on 31 March, 30 June, 30 September or 31 December;

The Rent Collected Fee in respect of any Fee Period shall equal 1.00% of the aggregate amount of the Rents actually paid by each lessee and, if any lessee fails to pay any Rents when due, amounts applied towards such payment during such Fee Period or portion of such Fee Period in which the relevant aircraft is held by B&B Air Funding or any of its Subsidiaries; provided that if any collateral security, including any security deposit, is applied to the payment of Rents, then, for purposes of calculating the Rent Collected Fee, the amounts so applied shall not be included as Rents at the time of such application but shall be so included at such time as any B&B Air Funding or any of its Subsidiaries shall receive substitute collateral security or a payment (whether in the form of Rents or otherwise) which restores, in whole or in part, such collateral security;

The Rent Payable Fee in respect of any Fee Period shall equal 1.00% of the aggregate amount of the Rents due from each lessee attributable to such Fee Period, or portion of such Fee Period in which the relevant aircraft is held by B&B Air Funding or any of its Subsidiaries; provided that, in the event of an early termination of a lease for any reason (other than by reason of the occurrence of an event of loss or exercise of a purchase option), the Rents which would have been payable pursuant to such lease but for such early termination will be included in this calculation of the Rent Payable Fee until the earlier of (a) the date on which Rents shall become payable in respect of such aircraft pursuant to another lease (the Rents of which shall be included in this calculation of the Rent Payable Fee) and (b) the day that numerically corresponds to the first date by which such aircraft and related aircraft documents shall have been physically repossessed by BBAM following such early termination in (or, if no such day exists, the last day of) the calendar month that is the third month after the month in which such date occurs;

Rents means the basic rent payable pursuant to a lease, and in the event that the agreement or arrangement pursuant to which possession of any aircraft asset is given is other than as a lease, amounts equivalent to any basic rent, and, in the event that there is a negotiated or non-consensual termination of a lease prior to the scheduled expiry date of the term thereof or the exercise of a termination right by the lessee under a lease, all amounts payable by the lessee in connection therewith other than amounts that the Manager allocates in good faith to damages for the applicable aircraft’s failure to comply with the return conditions specified in the lease for such aircraft (as compared with damages for failure to pay overdue or future rent);

SEC means the United States Securities and Exchange Commission;

Securities Act means the United States Securities Act of 1933, as amended;

Senior Executive has the meaning set forth in clause 3.4(d).

Services means the Management and Administrative Services, the Origination and Disposition Services and the Ancillary Management and Administrative Services;

Servicing Agreement means any servicing agreement entered into on or after October 2, 2007 between BBAM or any of its Affiliates, on the one part, and the Company or any of its Subsidiaries, on the other part;

Shares means the common shares, par value $0.001 per share, of the Company;

Similarly Constituted Entity has the meaning given to that term in clause 10.2(a)(5);

Standard of Care has the meaning given to that term in clause 3.5(a)(1);

Subsidiary of any Person means a corporation, company, common law or statutory trust or other entity

(a)	more than 50% of whose outstanding shares or securities representing the right to vote for the election of directors or other managing authority are, or

(b)	which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50% of whose ownership interest representing the right to make decisions for such other entity is, now or hereafter owned or controlled, directly or indirectly, by such Person, but such corporation, company, common law or statutory trust or other entity shall be deemed to be a Subsidiary of such Person only so long as such ownership or control exists; provided that any corporation, company, common law or statutory trust or other entity established by the Company (or any Subsidiary of the Company) for the purpose of entering into a securitization or warehouse credit facility financing shall be deemed for the purposes of this Agreement to be a Subsidiary of the Company (and such Subsidiary, as the case may be) if the Company or such Subsidiary has the right to appoint at least one director or trustee of such entity and/or has the right to receive the cash flows from, and residual value of, the assets held by such entity after the obligations owing to third-party investors with respect to the financing have been satisfied;

Tax means a tax, levy, charge, impost, deduction, ad valorem tax, value added tax, withholding or duty of any nature (including stamp and transaction duty) at any time imposed or levied by any government agency or required to be remitted to, or collected, withheld or assessed by, any government agency, and any related interest, expense, fine, penalty or other charge on those amounts;

Term means the term of this Agreement under clause 10.1;

Trading Day means a day that is a trading day on the primary U.S. national or regional securities exchange on which the ADS is listed or admitted to trading.

1.2	Interpretation

In this Agreement:

(a)	where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(b)	headings are for convenience only and do not affect the interpretation of this Agreement;

(c)	where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day;

(d)	if a period starts from, after or before a day or the day of an act or event, it excludes that day,

and, unless the context otherwise requires:

(e)	words importing the singular include the plural and vice versa;

(f)	words importing a gender include all genders; and

(g)	a reference to:

(1)	any document (including this Agreement) is a reference to that document as amended, consolidated, supplemented, novated or replaced;

(2)	an agreement includes any undertaking, representation, deed, agreement or legally enforceable arrangement or understanding whether written or not;

(3)	a clause or annexure is a reference to a clause of or annexure to this Agreement and a reference to this Agreement includes any annexure;

(4)	a person includes any individual, body corporate, association, partnership, joint venture, trust and Government Agency;

(5)	a law includes any legislation, judgment, rule of common law or equity or rule of any applicable stock exchange, and is a reference to that law as amended, consolidated, supplemented or replaced, and includes a reference to any regulation, by-law or other subordinate legislation;

(6)	the word “including” or “includes” means “including but not limited to” or “including without limitation”;

(7)	the Company taking any action includes a reference to the Company taking any action through any of its Subsidiaries; and

(8)	time is a reference to time in Dublin, Ireland.

2	Appointment

(a)	The Company appoints the Manager for the Term as an independent contractor of the Company to perform the Services on the terms of this Agreement and the Manager accepts the appointment.

(b)	The appointment of the Manager under clause 2(a) is exclusive and:

(1)	the Company may not appoint any other manager to provide any services similar to the Services; and

(2)	the Company may not employ or otherwise engage any Person to provide any services similar to the Services,

during the Term.

(c)	The Manager may perform any services similar to the Services for any other Person during the Term.

(d)	The performance by the Manager of the Services pursuant to this Agreement is subject to the overall supervision of the Board. The Company may only provide directions to the Manager in accordance with this Agreement.

3	Obligations of the Manager

3.1	Management and Administrative Services

(a)	The Manager shall, and is hereby authorized, subject to clauses 3.4 and 3.5, by the Company to:

(1)	manage the Company’s portfolio of aircraft and other aviation assets and the administration of the Company’s cash balances;

(2)	if requested by the Board, make available a member of the Core Management Team as the Company’s nominee on the board of directors or similar governing body of any of the Company’s Subsidiaries (provided that each such member must be agreed between the Company and the Manager);

(3)	assist with the implementation of the Board’s decisions;

(4)	provide the Company suitably qualified and experienced persons to perform the Management and Administrative Services for the Company and its Subsidiaries, including persons to be appointed by the Board to serve as the Company’s dedicated chief executive and chief financial officers (who shall remain employees or independent contractors of, and be remunerated by, the Manager or an Affiliate of the Manager while serving in such capacities);

(5)	perform or procure the performance of all reasonable accounting, tax, corporate secretarial, information technology, reporting and compliance services for the Company and its Subsidiaries, including the preparation and maintenance of the Company’s accounts and such financial statements and other reports and filings as the Company is required to make with any Government Agency (including the SEC) or stock exchange;

(6)	supervise financial audits of the Company by an external auditor as required; and

(7)	manage the Company’s relations with its investors and the public, including

(A)	preparing the Company’s annual reports and any notices of meeting, papers, reports and agendas relating to meetings of the Company’s shareholders; and

(B)	assisting in the resolution of any complaints by or disputes with the Company’s investors and any litigation involving the Company (other than litigation in which the Company’s interests are adverse to those of the Manager or BBAM).

(b)	The Manager may delegate the provision of all or any part of the Management and Administrative Services to BBAM or any Affiliate.

(c)	The Manager shall, in performing the Services under this Agreement, avoid taking any action that would reasonably be expected to directly result in the Company violating any material applicable laws.

3.2	Origination and Disposition Services

(a)	The Manager shall, and is hereby authorized, subject to clauses 3.4 and 3.5, by the Company to:

(1)	source opportunities for the Company relating to aircraft and other aviation assets, including using the Manager’s commercially reasonable efforts to notify the Company of potential aviation asset investment opportunities that come to the attention of the Manager and which the Manager acting reasonably believes may be of interest to the Company as investments;

(2)	in relation to identified potential opportunities to purchase or sell aircraft or other aviation assets, investigate, research, evaluate, advise and make recommendations on or facilitating such opportunities;

(3)	with respect to prospective purchases and sales of aircraft and other aviation assets, conduct negotiations with sellers and purchasers and their agents, representatives and financial advisors; and

(4)	otherwise provide advice and assistance to the Company in relation to the evaluation or pursuit of aviation asset investment or disposition opportunities as the Company may reasonably request from time to time.

(b)	The Manager acknowledges and agrees that it will facilitate the Company’s non-exclusive access to the worldwide resources and knowledge base of BBAM in relation to the Origination and Disposition Services.

(c)	The Company and the Manager acknowledge and agree that:

(1)	the Company will be under no obligation to invest in or to otherwise pursue any investment or disposal opportunities notified to it by the Manager pursuant to clause 3.2(a); and

(2)	neither BBAM nor any Affiliate will be restricted from pursuing, or offering to a third-party, including a party managed by, or otherwise associated with, BBAM or any Affiliate, or will be required to establish any investment allocation protocol in relation to prioritization of, any investment or disposal opportunities identified to the Company by the Manager pursuant to clause 3.2(a).

(d)	The Manager may delegate the provision of all or any part of the Origination and Disposition Services to any Affiliate.

(e)	The Company may elect to have all or any part of the Origination and Disposition Services provided to one or more of its Subsidiaries. In any case where Origination and Disposition Services are being provided by the Manager (or any Affiliate) to the Company (or any one of its Subsidiaries), the Manager or the Company may require that a mandate letter be prepared which sets out the specific Origination and Disposition Services which are being provided and the fees payable for such Origination and Services (as determined in accordance with clause 5.1(b)).

3.3	Ancillary Management and Administrative Services

The Manager shall, and is hereby authorized, subject to clauses 3.4 and 3.5, by the Company to provide the Company with services that are ancillary to the Management and Administrative Services upon such terms as may be agreed from time to time between the Company and the Manager, which may include, among other things, if requested by the Board and agreed by the Manager:

(a)	the expansion of the Core Management Team with additional personnel as may be required by developments or changes in the commercial aircraft leasing industry (whether regulatory, economic or otherwise) or the compliance or reporting environment for publicly listed companies in the United States (whether as a result of changes to securities laws or regulations, listing requirements or accounting principles or otherwise); and

(b)	making available individuals (other than members of the Core Management Team) as the Company’s nominees on the boards of directors or similar governing bodies of any of the Company’s Subsidiaries.

3.4	Compliance with Company’s strategy, policy and directions

(a)	In performing the Services, the Manager shall, subject to clause 3.4(b), comply with the written policy and written directions of the Company provided to the Manager from time to time by the Board unless doing so would contravene any law or the express terms of this Agreement.

(b)	The Company may not, and may not direct the Manager (unless the direction is otherwise permitted under this Agreement) to, make any decision, take any action or omit to take any action in relation to the acquisition, disposition or management of any aircraft or other aviation asset, and the Manager is not obliged to comply with any such direction if given by the Company, unless the failure to make that decision, take that action or omit to take that action would breach the fiduciary duties of the members of the Board or violate any law.

(c)	The Company may direct the Manager to review a proposed decision, action or omission to take an action in relation to the acquisition, disposition or management of any aircraft or other aviation asset and require that within a reasonable period of time the Manager either make or decline to make a recommendation with respect thereto.

(d)	The Manager shall ensure that the members of the Compensation Committee of the Board of Directors of the Company are aware of the proposed salaries, bonuses, equity grants and other compensation arrangements for the CEO, CFO and, at the reasonable request of the Compensation Committee, other senior BBAM employees who devote substantial time to the Company (Senior Executives), and allow the Compensation Committee to participate in the discussion of such proposed arrangements for each Senior Executive, before such proposed arrangements are finalized by the Manager or its Affiliate.

(e)	If, in the Manager’s opinion, any written direction of the Company is ambiguous or unclear in any respect, the Manager must promptly clarify the direction with the Company.

3.5	Restrictions and duties

(a)	At all times in the performance of the Services the Manager shall:

(1)	use reasonable care and diligence and act honestly and in good faith (Standard of Care);

(2)	comply with all applicable laws, provided the Company acknowledges that the Manager may act on the written directions of the Company provided to the Manager from time to time without investigating whether the act will comply with all applicable laws, but must not comply with any direction which it is aware will contravene any law;

(3)	promptly notify the Company of any directions provided to it by the Company which have not been complied with and the reason for the non-compliance; and

(4)	comply with any reasonable requests from the Company’s auditor for information or assistance in relation to the Company’s business, assets, internal controls over financial reporting or financial statements.

(b)	Without limiting clauses 3.2(b) or 3.5(a), the Manager may not, without the Board’s prior consent:

(1)	carry out any transaction with an Affiliate of the Manager on the Company’s behalf, it being understood that Affiliates of the Manager have been appointed as the exclusive servicer for the Company’s portfolio of aircraft, and that the Manager may delegate the provision of all or any part of the Services to any Affiliate;

(2)	carry out any aviation asset investment or disposition transaction, or sequence of related aviation asset investment or disposition transactions with the same Person or group of Persons under common control, for the Company if the aggregate purchase price to be paid, or the Gross Proceeds to be received, by the Company and its Subsidiaries in connection therewith would exceed $200 million;

(3)	carry out any aviation asset investment or disposition transaction if the sum of all the purchase prices to be paid, or of all the Gross Proceeds to be received, by the Company and its Subsidiaries in connection with all such transactions during any Quarter would exceed $500 million;

(4)	appoint or retain any third-party service provider to assist the Manager in providing Management and Administrative Services if:

(A)	the amount to be paid by the Manager and reimbursed by the Company or paid by the Company to the third-party with respect to any particular matter, or series of related matters, is reasonably likely to exceed $1 million; or

(B)	as a result of the appointment or retention, the amount to be paid by the Manager and reimbursed by the Company or paid by the Company to all such third-party service providers appointed or retained in any rolling 12-month period is reasonably likely to exceed $5 million;

(5)	appoint or retain any third-party service provider to assist the Manager in providing Ancillary Management and Administrative or Origination and Disposition Services if:

(A)	the amount to be paid by the Manager and reimbursed by the Company or paid by the Company to the third-party with respect to any particular matter, or series of related matters, is reasonably likely to exceed $1 million; or

(B)	as a result of the appointment or retention, the amount to be paid by the Manager and reimbursed by the Company or paid by the Company to all such third-party service providers appointed or retained in any rolling 12-month period is reasonably likely to exceed $7.5 million; or

(6)	hold any cash or other assets of the Company, provided that the Manager may cause the Company’s cash and other assets to be held in the Company’s name or any custodian for the Company nominated or approved by the Company.

Acquisitions of series of aircraft from Persons who are not Affiliates of each other shall be deemed not to be related matters for purposes of this clause 3.5(b). Amounts relating to transactions and third-party service providers entered into, appointed or retained by BBAM or any Affiliates on the Company’s behalf pursuant to any Servicing Agreement or Administrative Agency Agreement will not be included in determining whether the thresholds set forth in this clause 3.5(b) have been met or exceeded. Amounts relating to any transactions or sequence of related transactions specifically consented to by the Board will not be included in determining whether the thresholds set forth in this clause 3.5(b) have been met or exceeded.

(c)	In the performance of the Services, the Manager shall not commit the Company to carry out any aviation asset investment transaction, or sequence of related aviation asset investment transactions, if under or in connection with the transaction or sequence of related transactions the Company would be required to fund payments in excess of reasonably anticipated Available Liquidity at the time funding would be required.

3.6	Amounts to be reviewed

The thresholds set forth in clauses 3.5(b)(4) and 3.5(b)(5) shall be reviewed regularly and at least annually by the parties and may be increased by the Board (but shall not be decreased) having regard to changes in the value of money from the date of this Agreement, changes in the market capitalization of the Company and any other principles agreed between the Company and the Manager. The thresholds set forth in clauses 3.5(b)(2) and 3.5(b)(3) may be increased or decreased by the Board in its sole discretion at any time by notice to the Manager.

3.7	Assistance in providing Services

Subject to clauses 3.5(b) and 6.1(a)(3)(B):

(a)	the Manager shall obtain assistance in providing the Services from professional advisors, attorneys, appraisers, specialist consultants and other experts, as requested by the Company from time to time; and

(b)	the Manager may obtain assistance from time to time from professional advisors, attorneys, appraisers, tax advisors, specialist consultants and other experts, as the Manager considers reasonably necessary in providing the Services and discharging its duties and other functions under this Agreement.

The Manager shall be entitled to rely on the assistance and advice of any professional advisor, attorney, appraiser, tax advisor, specialist consultant or other expert engaged to provide assistance in the discharge of its duties and other functions under this Agreement. The Manager shall have fully discharged its obligations under this Agreement with respect to any matter if it has acted consistently with any such assistance or advice in respect of such matter.

For the avoidance of doubt, the fees and expenses charged by the parties engaged by the Manager to provide the assistance described in clauses 3.7(a) and (b) shall be paid for by the Company or reimbursed by the Company to the Manager and are not included in the Management Expense Amount.

3.8	Delegation

The Manager may not delegate the provision of all or any of the Services or any of its other powers or functions under this Agreement to any Person (other than BBAM or an Affiliate) without the Company’s prior written consent (which may be provided subject to conditions).

3.9	Reports and information

(a)	The Manager shall use commercially reasonable efforts to cause the Company to comply with its reporting obligations under the Exchange Act and under the NYSE Rules.

(b)	The Manager shall provide to the Company, within 30 calendar days after the Quarters ending 31 March, 30 June and 30 September of each year, and within 60 days after 31 December of each year, a report confirming that the Manager has complied in all material respects with its obligations under this Agreement or identifying any material non-compliance and the reasons for such non-compliance.

(c)	The Manager shall cause BBAM LP to provide, within six months after the completion of each fiscal year of BBAM LP, unaudited financial statements of BBAM LP for such fiscal year, and, if such financial statements shall be audited by an internationally recognized audit firm in the ordinary course of business of BBAM LP, then the Manager shall cause BBAM LP to provide such audited financial statements.

(d)	The Manager shall cause BBAM LP to provide, within three months after the completion of each of the first three quarters of each fiscal year of BBAM LP, unaudited financial statements of BBAM LP for such fiscal quarter.

(e)	The Manager shall cause BBAM LP to provide, within three months after the completion of each fiscal quarter of BBAM LP, a summary of all aircraft purchased and disposed of by entities managed by BBAM LP or its Subsidiaries in such quarter, such summary to include:

(1)	The specification of all such aircraft purchased or disposed of;

(2)	The purchase or sales price of each aircraft;

(3)	The entity associated with BBAM LP (such as the Company or another pool of capital) that has purchased or sold each aircraft; and

(4)	The lease rate.

(f)	The Manager shall also provide, upon request by the Company, any additional information and a copy of any records or documents in relation to the Company’s portfolio of aircraft and other aviation assets that a reasonable Person in the position of the Company as owner of such portfolio would expect to have, to enable the Company to:

(1)	assess the performance of the Manager in providing the Services and carrying out its other functions and duties under this Agreement;

(2)	complete returns and reports to any Government Agency; and

(3)	otherwise comply with any law.

3.10	Insurance

The Manager shall obtain at its own expense appropriate insurance in relation to the Services to be provided and the other functions and duties of the Manager to be discharged under this Agreement. The Manager shall give the Company any information it may reasonably request concerning the currency and/or scope of such insurance. Notwithstanding the foregoing, this clause 3.10 does not require the Manager to insure for Directors’ & Officers’ insurance coverage or for coverage in respect of the business of the Company at the Manager’s own expense.

3.11	Relationship of this Agreement and other agreements

To the extent that BBAM is entitled to exercise any authority, enter into any transaction or take any action on the Company’s or any of its Subsidiaries’ behalf pursuant to any Servicing Agreement or Administrative Agency Agreement such Servicing Agreement or Administrative Agency Agreement shall govern such exercise of authority, transaction or action in the event of a conflict between this Agreement and such Servicing Agreement or Administrative Agency Agreement.

4	Obligations of the Company

The Company shall:

(a)	provide all information, access and support as is required to enable the Manager to provide the Services and discharge its other duties and functions under this Agreement; and

(b)	grant a power of attorney in favor of the Manager to allow it to perform the Services.

5	Fees

5.1	Manager fees

During the Term and in consideration for the Manager agreeing to act as Manager, the parties agree that the Company shall pay to the Manager the following fees:

(a)	Servicing Fees

(1)	In respect of the aircraft in the Initial Portfolio and any other aircraft that the Company acquires that will be held by B&B Air Funding or any of its Subsidiaries or any other Subsidiary established by the Company for the purpose of entering into an aircraft securitization financing, the Company shall pay to the Manager:

(A)	a monthly Base Fee equal to $150,000 per Subsidiary established by the Company for the purpose of entering into an aircraft securitization financing, payable by the Company to the Manager in arrears on each Payment Date during the Term of this Agreement, which shall be increased by 0.01% of the Base Value of each additional aircraft acquired beyond the Initial Portfolio, in the case of B&B Air Funding, or beyond the initial portfolio of aircraft financed with the proceeds of the applicable aircraft securitization financing, in the case of any other Subsidiary established by the Company for the purpose of entering into an aircraft securitization financing (the amount of the Base Fee shall be subject to adjustment as set forth in clause 5.1(d)),

(B)	a Rent Payable Fee, payable by the Company to the Manager in arrears for each period commencing on the fourth Business Day prior to the most recent Calculation Date and ending on the fourth Business Day prior to the next succeeding Calculation Date during the term of this Agreement (each such period, a Fee Period), such payment to be made no later than the Payment Date immediately following the end of each such Fee Period, and

(C)	a Rent Collected Fee, payable by the Company to the Manager in arrears for each Fee Period, such payment to be made no later than the Payment Date immediately following the end of each such Fee Period.

(2)	The Company hereby guarantees to the Manager (i) the due and punctual payment of all amounts due from Subsidiaries of the Company to BBAM and its Affiliates pursuant to any Servicing Agreement (other than the Servicing Agreement with B&B Air Funding or any of its Subsidiaries or with any other Subsidiary established by the Company for the purpose of entering into an aircraft securitization financing), and (ii) the due and punctual performance of all other obligations of the Company and its Subsidiaries pursuant to any Servicing Agreement (other than the Servicing Agreement with B&B Air Funding or any of its Subsidiaries or with any other Subsidiary established by the Company for the purpose of entering into an aircraft securitization financing).

(b)	Origination and Disposition Fees and Change of Control Fees

(1)	The Company shall pay to the Manager an Origination and Disposition Fee for each acquisition or sale of aircraft or other aviation assets equal to 1.5% of the Gross Acquisition Cost in respect of acquisitions or the aggregate Gross Proceeds in respect of dispositions; provided that in respect of the 49 aircraft acquired on October 14, 2011, from Affiliates of Global Aviation Asset Management (GAAM Aircraft): (i) the aggregate Origination and Disposition Fee in respect of the acquisition of all of the GAAM Aircraft shall be $12.5 million, and (ii) the Origination and Disposition Fee in respect of the disposition of any GAAM Aircraft prior to October 14, 2014 shall be 2.0% of the aggregate Gross Proceeds in respect of such GAAM Aircraft, so long as such Gross Proceeds, less fees and expenses associated with such disposition (including such Origination and Disposition Fee), exceed the Company’s net book value for such GAAM Aircraft.

(2)	The Company shall pay the Manager a Change of Control Fee equal to 1.5% of the Company’s Enterprise Value in respect of any Change of Control of the Company.

The amount of any Origination and Disposition Fee or Change of Control Fee in respect of any transaction shall become due and payable (i) if a purchase price or similar adjustment payment with respect to such transaction is to be made after the 90th day following consummation of such transaction, upon the consummation of such transaction (with any increase or reduction of the Origination and Disposition Fee or Change of Control Fee for such transaction as a result of a purchase price or similar adjustment payment becoming due and payable upon the payment of such purchase price or similar adjustment payment) or (ii) if a purchase price or similar adjustment payment with respect to such transaction is to be made within 90 days of consummation of such transaction, upon payment of such purchase price or similar adjustment payment.

(c)	Administrative Agency Fees

The Company shall pay to the Manager an Administrative Agency Fee initially equal to $750,000 per annum for each aircraft securitization financing established by the Company. Administrative Agency Fees shall be payable in arrears in equal monthly installments on each Payment Date. The amount of the Administrative Agency Fee payable for each aircraft securitization financing established by the Company shall be subject to adjustment as set forth in clause 5.1(d).

(d)	Adjusting the Base Fees and Administrative Agency Fees

The amount of the Base Fee payable under clause 5.1(a)(1)(A) and the amount of the Administrative Agency Fee payable for each aircraft securitization financing established by the Company under clause 5.1(c) shall be increased (but not decreased) annually by the percentage movement (if any) in the CPI from June 30, 2007 to December 31, 2007, in the case of calendar year 2008, and January 1 to December 31 of the previous year in the case of each calendar year thereafter.

5.2	Break Fees

The Manager shall be entitled to one-third of the value of any break, termination or other similar fee received by the Company (with such value to be reduced by any third-party costs incurred by or on behalf of the Company or by the Manager on behalf of the Company in the transaction to which the fee relates) in connection with any investment or proposed investment to be made by the Company. Such portion of any break, termination or other similar fee received by the Company shall become due and payable to the Manager upon receipt of such fee by the Company.

5.3	Ancillary Management and Administrative Fees

The Company shall pay to the Manager such additional fees for any Ancillary Management and Administrative Services provided by the Manager to the Company from time to time as the Company and the Manager agree to before the Ancillary Management and Administrative Services are provided.

5.4	Credit for Servicing Fees Paid

Base fees, rent payable fees, rent collected fees and administrative agency fees paid to BBAM under any Servicing Agreement or Administrative Agency Agreement shall be credited toward (and thereby reduce) the amount of Base Fees, Rent Payable Fees, Rent Collected Fees and Administrative Agency Fees due and payable by the Company to the Manager pursuant to clauses 5.1(a)(1) and 5.1(c). Sales fees paid to BBAM under any Servicing Agreement shall be credited toward (and thereby reduce) the amount of Origination and Disposition Fees due and payable by the Company to the Manager pursuant to clause 5.1(b).

5.5	Fees independent

Except as set forth in clause 5.4, each fee referred to in a provision of this clause 5 is independent from, and not creditable, rebateable or deductible against, any other fee referred to in this clause 5.

5.6	Other services performed by BBAM and its Affiliates

The Company acknowledges that BBAM and its Affiliates may from time to time perform financial advisory, investment banking or other services for the Company and its Subsidiaries which are outside the scope of this Agreement and for which BBAM or such Affiliates will be separately remunerated in accordance with terms to be agreed between the Company and BBAM or any such Affiliate.

6	Costs and expenses

6.1	Company liable for certain costs and expenses

(a)	Subject to clause 6.1(b), the Company shall, each Quarter in arrears, pay or reimburse the Manager for:

(1)	all costs of the Company paid for the Company by the Manager other than those listed in Part 1 of Schedule 1 (but including the costs listed in Part 2 of Schedule 1);

(2)	the proportion of the Management Expense Amount that applies to that Quarter;

(3)	the amount of all Taxes, costs, charges and expenses properly incurred by the Manager in connection with

(A)	the provision of Ancillary Management and Administrative Services; and

(B)	the engagement of professional advisors, attorneys, appraisers, specialist consultants and other experts as requested by the Company from time to time or which the Manager considers reasonably necessary in providing the Services and discharging its duties and other functions under this Agreement, including the fees and expenses of professional advisors relating to the purchase and sale of aircraft and other aviation assets.

(b)	The Manager shall, upon request of the Company, provide a copy of any invoices or assessments for any Taxes, costs, charges and expenses to be paid by the Company under clause 6.1(a).

6.2	Regulatory expenses

The Company shall bear any costs associated with the provision of information and other assistance it or the Manager is required to provide to any Government Agency, including without limitation any costs associated with the preparation and filing of financial statements, reports and other information with the SEC.

6.3	Adjusting the Management Expense Amount

(a)	Without limiting clauses 6.3(b) and 6.3(c), no later than 90 days before the start of any calendar year, the Manager may notify the Company that it wishes to amend the list of activities and items that are Management Expenses (Adjusted Schedule 1) or increase the Management Expense Amount to reflect the actual amount estimated to be expended during such calendar year by the Manager on Management Expenses (Adjusted Amount), having regard to the then-actual business of the Company and the growth of the Company projected over the relevant calendar year. The Manager shall provide a reasonably detailed explanation of the basis for the Adjusted Schedule 1 and the Adjusted Amount to the Company when it notifies the Company that it intends to exercise its rights under this clause 6.3(a). Subject to the approval of, and any terms imposed by, the independent directors on the Board, the Adjusted Schedule 1 and the Adjusted Amount for a calendar year pursuant to this clause 6.3(a) shall take effect from January 1 of the relevant calendar year.

(b)	The Management Expense Amount from October 15, 2011 and for each calendar year thereafter shall be an aggregate of $10 million, pro rated for any portion of a calendar year, increased (but not decreased) by the percentage movement (if any) in the CPI from January 1 to December 31 of the previous year.

(c)	If an Adjusted Amount is to be used for the Management Expense Amount in respect of a calendar year in accordance with clause 6.3(a), the provisions of clause 6.3(b) will continue to apply except that, for the purposes of applying clause 6.3(b) “$10 million” will be replaced by the Adjusted Amount as so determined.

7	Management and Board of Directors

7.1	Core Management Team

(a)	During the Term, the Manager’s Core Management Team shall comprise individuals performing the following functions:

(1)	chief executive officer;

(2)	chief financial officer; and

(3)	that level of dedicated or shared support personnel, such as corporate counsel, company secretary, financial controller and other accounting staff and risk and compliance personnel, as the Manager reasonably determines is necessary to provide the Management and Administrative Services as of the date of this Agreement.

7.2	Chief executive officer and chief financial officer

(a)	The Manager shall recommend candidates to serve as chief executive officer and chief financial officer of the Company. Upon appointment of any such candidates to such roles by the Board, such individuals shall become officers of the Company but shall also remain employees or independent contractors of the Manager (or an Affiliate of the Manager) and shall be remunerated by the Manager (or such Affiliate).

(b)	The Manager and the Company acknowledge and agree that the Board may terminate the Company’s chief executive officer or chief financial officer without the Manager’s consent. If there is a vacancy in the position of chief executive officer or chief financial officer for any reason, the Manager will recommend a candidate to serve as replacement chief executive officer or chief financial officer. If the Board does not appoint the initial candidate proposed by the Manager to fill any such vacancy, then the Manager shall recommend one or more further candidates until the Board appoints a candidate recommended by the Manager to fill such vacancy.

7.3	Manager’s board appointees

(a)	For so long as the Manager holds any Manager Shares, the Manager may, by notice in writing to the Secretary of the Company, appoint the nearest whole number of directors on the Board which is not more than 3/7ths of the number of directors comprising the Board. The Manager’s appointees on the Board shall not be required to stand for election by the Company’s shareholders other than by the Manager.

(b)	The Manager’s appointees on the Board shall not receive any compensation from the Company (other than out-of-pocket expenses) and shall not have any special voting rights. The appointees of the Manager shall not participate in discussions regarding, or vote on, any related-party transaction in which BBAM or any Affiliate shall have an interest. The independent directors on the Board shall be responsible for approving any such related-party transactions.

8	Servicing and Competitors

8.1	BBAM as exclusive servicer

(a)	For so long as the Manager’s appointment is not terminated pursuant to clause 10.2(a), the Company shall engage BBAM as the exclusive servicer for any additional aircraft or other aviation assets that the Company or any of its Subsidiaries acquires in the future

(1)	in the case of aircraft, on rates and terms substantially similar to (and no less advantageous to BBAM than) those set forth in the Servicing Agreement in respect of the Initial Portfolio or on such other rates and terms as the Company and BBAM may agree in the case of aircraft; and

(2)	in the case of aviation assets other than aircraft, on rates and terms reasonably within the range of market rates and terms received by third parties for like services.

8.2	Competitors

(a)	The Company shall not, and shall not permit any of its Subsidiaries to,

(1)	transfer any interest in any of its Subsidiaries (other than interests in aircraft-owning Subsidiaries) receiving services from BBAM pursuant to a Servicing Agreement to any Person that is a Competitor or that does not agree in a manner reasonably acceptable to BBAM to be bound by the provisions of the Servicing Agreement applicable thereto; or

(2)	take any action, including the voting of shares, or fail to take any action, so as to cause or permit an officer, director or employee of a Competitor to be an officer, director or employee of the Company or any of its Subsidiaries.

(b)	Without limiting any other right or remedy of the Manager for breach of the foregoing provisions of this clause 8.2 or of any other provision hereof, the Company agrees that the Manager cannot be adequately compensated by damages for a breach of the provisions of this clause 8.2 and that the Manager shall be entitled to a court order of specific performance requiring the Company to comply with each and every provision in this clause 8.2 and/or an injunction prohibiting the Company from violating any provision of this clause 8.2, as the case may be, in addition to any and all other remedies, at law or in equity, to which the Manager may be entitled in connection with a breach of any provision of this clause 8.2.

9	Warranties, limitation of liability and indemnity

9.1	Mutual warranties

Each party represents and warrants to the other parties that it has the power and authority to enter into and perform this Agreement.

9.2	Warranties of Manager

The Manager represents and warrants to the Company that:

(a)	it has and will at all times during the term of this Agreement have the skill, facilities, capacity and staff necessary to perform its duties and obligations under this Agreement; and

(b)	it will, at all times during the term of this Agreement, hold such licences, permits and authorizations as are necessary for it to perform the Services and its other duties and functions under this Agreement, or will delegate to an appropriate Affiliate the Services and other duties and functions under this Agreement which require the holding of licences, permits and authorizations it does not itself hold.

9.3	Inaccurate warranties

If a warranty given by a party to this Agreement ceases to be accurate, that party must immediately advise the other party in writing.

9.4	Exclusion of warranties

To the fullest extent permitted by applicable law, except as expressly provided to the contrary in this Agreement, all terms, conditions, warranties, undertakings, inducements or representations whether expressed, implied, statutory or otherwise relating in any way to this Agreement or the Services are excluded.

Where any law, rule or regulation implies in this Agreement any term, condition or warranty, and that law, rule or regulation avoids or prohibits provisions in a contract excluding or modifying the application of, or exercise of, or liability under such term, condition or warranty, such term, condition or warranty shall be deemed to be included in this Agreement, however the liability of the Manager for any breach of such a term, condition or warranty shall be limited, at the option of the Manager, to any one or more of the following:

(a)	the supplying of the services again; or

(b)	the payment of the cost of having the services supplied again.

9.5	Manager may rely

Without limiting clause 3.7, the Manager may take and may act upon:

(a)	the opinion or advice of counsel or solicitors, whether or not instructed by the Manager, in relation to the interpretation of this Agreement or any other document (whether statutory or otherwise) or generally in connection with the Company;

(b)	advice, opinions, statements or information from bankers, accountants, auditors, appraisers, valuers and other persons consulted by the Manager who are in each case believed by the Manager in good faith to be expert in relation to the matters upon which they are consulted;

(c)	a document which the Manager believes in good faith to be the original or a copy of an appointment by a shareholder or the holder of an option in respect of a Share of a person to act as their agent for any purpose connected with the Company; and

(d)	any other document provided to the Manager in connection with the Company upon which it is reasonable for the Manager to rely,

and the Manager will not be liable for anything done, suffered or omitted by it in good faith in reliance upon such opinion, advice, statement, information or document.

9.6	Acknowledgement

The Company acknowledges that:

(a)	neither the Manager nor any Affiliate of the Manager guarantees the performance of the Company’s business or its assets nor makes any representation regarding any of these matters; and

(b)	the Manager may assume that all documents which it receives in connection with the Company’s business and assets are complete, accurate and correct and that all signatures, seals, and markings on all such documents are authentic and duly authorized.

9.7	Indemnity and limitation of liability

(a)	The Company assumes liability for, and indemnifies the Manager and its Affiliates and any Person to whom the Manager delegates its obligations in compliance with this Agreement, and their respective members, shareholders, managers, directors, officers, employees and agents (collectively, Indemnified Persons), on an after-tax basis against any losses and liabilities (collectively, Losses) or Taxes that arise out of or in connection with the doing or failing to do anything in connection with this Agreement or on account of any bona fide investment decision made by the Indemnified Person, except insofar as any such Loss is finally adjudicated to have been caused directly by the Indemnified Person from gross negligence, fraud or dishonesty, or willful misconduct in respect of the obligation to apply the Standard of Care under this Agreement. This indemnity shall not apply to (i) Taxes imposed on net income by the revenue authorities of Ireland or Bermuda in respect of any payment by the Company to the Manager due to the performance of the Services; and (ii) Taxes imposed on net income of the Manager by any Government Agency other than the revenue authorities of Bermuda or Ireland to the extent such Taxes would not have been imposed in the absence of any connection of the Manager with such jurisdiction imposing such Taxes other than any connection that results from the performance by the Manager of its obligations under this Agreement.

(b)	The Manager and each other Indemnified Person shall not be liable to the Company or any of its Subsidiaries for any Losses suffered or incurred by the Company or any of its Subsidiaries arising out of or in connection with the Indemnified Person doing or failing to do anything in connection with this Agreement or on account of any bona fide investment decision made by the Indemnified Person, except insofar as any such Loss is finally adjudicated to have been caused directly by the gross negligence, fraud or dishonesty of, or willful misconduct in respect of the obligation to apply the Standard of Care under this Agreement by the Indemnified Person.

(c)	The obligations contained in this clause 9.7 shall continue after the termination of this Agreement.

(d)	The provisions of this clause 9.7 are held by the Manager for its own benefit and for the benefit of the other Indemnified Persons and may be enforced by the Manager on behalf of, and for the benefit of, the Indemnified Persons.

10	Effectiveness; Term and termination

10.1	Effectiveness; Term

(a)	This Agreement shall be effective as of the Effective Date and shall continue in force until the date that is ten years after the Effective Date and shall be automatically extended for one additional term of five years, unless (x) terminated by either party upon twelve months’ written notice prior to termination or (y) terminated earlier in accordance with clause 10.2.

(b)	If this Agreement is not renewed after the termination of the initial ten-year term in accordance with clause 10.1(a) above, the Company shall pay the Manager a non-renewal fee on the termination date in an amount equal to the Non-Renewal Base Amount in respect of the last complete fiscal year prior to the termination date.

(c)	Notwithstanding the foregoing, no non-renewal fee will be payable pursuant to clause 10.1(b) if the Manager declines to renew the Agreement on then market-terms with respect to fees payable pursuant to this Agreement.

10.2	Termination

(a)	By the Company

The Company may terminate this Agreement immediately upon written notice if but only if:

(1)	at least 75% of the independent directors on the Board and holders of 75% or more of all of the outstanding Shares (measured by vote) determine by resolution that there has been unsatisfactory performance by the Manager that is materially detrimental to the Company;

(2)	the Manager materially breaches this Agreement and fails to remedy such breach within 90 days of receiving written notice from the Company requiring it to do so, or such breach results in liability to the Company and is attributable to the Manager’s gross negligence, fraud or dishonesty, or willful misconduct in respect of the obligation to apply the Standard of Care under this Agreement;

(3)	any license, permit or authorization held by the Manager which is necessary for it to perform the services and duties under this Agreement is materially breached, suspended or revoked, or otherwise made subject to conditions which, in the reasonable opinion of the Board, would prevent the Manager from performing the Services and the situation is not remedied within 90 days;

(4)	BBAM Aviation Services Limited or one of its Affiliate ceases to hold (directly or indirectly) more than 50% of the voting equity of, and economic interest in, the Manager;

(5)	an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking relief in respect of the Manager or of a substantial part of the property or assets of the Manager, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other U.S. Federal or state or non-U.S. bankruptcy, insolvency, receivership or similar law, and such proceeding or petition shall continue undismissed for 75 days or an order or decree approving or ordering any of the foregoing shall be entered or the Manager shall go into liquidation, suffer a receiver or mortgagee to take possession of all or substantially all of its assets or have an examiner appointed over it or if a petition or proceeding is presented for any of the foregoing and not discharged within 75 days, unless in the case of the commencement of any such proceeding or the filing of any such petition the Manager is withdrawn and replaced by the Manager within 90 days of the commencement of such proceeding or the date of such filing with a BBAM Affiliate that is able to give correctly the warranties set out in clause 9.2 of this Agreement (Similarly Constituted Entity); or

(6)	the Manager shall:

(A)	voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other U.S. Federal or state or non-U.S. bankruptcy, insolvency, receivership or similar law;

(B)	consent to the institution of, or fail to contest the filing of, any petition described in clause (5) above;

(C)	file an answer admitting the material allegations of a petition filed against it in any such proceeding; or

(D)	make a general assignment for the benefit of its creditors, unless the Manager is withdrawn and replaced within 15 days by the Manager with a Similarly Constituted Entity; or

(7)	an order is made for the winding up of the Manager, unless the Manager is withdrawn and replaced within 15 days by the Manager with a Similarly Constituted Entity.

(b)	By the Manager

The	Manager may terminate this Agreement immediately upon written notice if:

(1)	the Company fails to make any payment due under this Agreement to the Manager within 15 days of notice of such failure to pay;

(2)	the Company otherwise materially breaches this Agreement and fails to remedy the breach within 90 days of receiving written notice from the Manager requiring it to do so; or

(3)	if Continuing Directors cease to constitute at least a majority of the Board (excluding directors appointed by the Manager pursuant to clause 7.3 hereof).

If the Manager terminates this Agreement upon the occurrence of any of the events described above in this clause 10.2(b), the Company will pay the Manager a fee as follows: (x) during the first five-year term, an amount equal to three times the aggregate Management Expense Amount paid by the Company to the Manager in respect of the last complete fiscal years prior to the termination date (or if there has not been a complete fiscal year, such amount will be calculated in respect of the Management Expense Amount which would have been due in respect of the complete last fiscal year); (y) during the second five-year term, an amount equal to two times the aggregate Management Expense Amount paid by the Company to the Manager in respect of the last complete fiscal year prior to the termination date; and (z) during the third five-year term, an amount equal to the aggregate Management Expense Amount paid by the Company to the Manager in respect of the last complete fiscal year prior to the termination date.

10.3	Effect of termination

(a)	If this Agreement is terminated under clauses 10.1 or 10.2, this Agreement and the parties’ obligations under it shall cease, other than the obligations under this clause 10 and clauses 9, 11, 13 (other than 13.3 and 13.4), 15 and 16.

(b)	The termination of this Agreement does not prejudice any:

(1)	transaction properly entered into prior to termination;

(2)	claim by the Manager in respect of accrued Base Fees, Rent Payable Fees, Rent Collected Fees, Origination and Disposition Fees, Change of Control Fees and Administrative Agency Fees in respect of the period to termination and the Company shall pay to the Manager any such accrued Base Fees, Rent Payable Fees, Rent Collected Fees, Origination and Disposition Fees, Change of Control Fees or Administrative Agency Fees (it being agreed that the amount of the Base Fees, Rent Payable Fees and Rent Collected Fees payable to the Manager with respect to the Fee Period during which this Agreement is terminated shall be calculated to the end of such Fee Period);

(3)	claim by the Manager in respect of accrued costs and expenses incurred in respect of the period to termination and the Company must pay or reimburse the Manager for any such accrued costs and expenses in accordance with clause 6; or

(4)	any accrued rights of a party to take action in respect of a breach of this Agreement occurring prior to such termination.

11	Confidentiality

11.1	Confidential Information

(a)	Subject to clauses 11.2, the parties must not, and must ensure that their respective officers, employees and agents do not, without the prior written consent of a party, disclose any Confidential Information of that party.

(b)	In addition, to the extent that any officer, director, employee, agent, advisor or consultant of the Company or any of its Subsidiaries is involved in any other business activities that are competitive with BBAM or any Affiliate, the Company shall screen such person from receipt of competitively sensitive information. Without limiting the foregoing, the Company shall, and shall cause each of its Subsidiaries to, ensure that no competitively sensitive information is provided to a Competitor, even a Competitor that is a shareholder of the Company.

11.2	Permitted disclosures

(a)	The parties may make disclosures:

(1)	to Affiliates but only on a strictly confidential basis; and

(2)	to those of their or any Affiliate’s employees, officers, professional or financial advisers and bankers as the party reasonably thinks necessary to give effect to this Agreement but only on a strictly confidential basis.

(b)	The obligations of this clause do not apply to any information which a party can reasonably demonstrate:

(1)	is in the public domain through no fault of its own;

(2)	is already known to that party (as evidenced by its written records) at the date of disclosure and was not acquired directly or indirectly from the other party; or

(3)	is required to be disclosed by law or the listing rules of an applicable stock exchange, provided where practical, the form and terms of the relevant disclosure have been notified to the other party and the other party has had a reasonable opportunity to comment on the form and terms.

(c)

Notwithstanding any provision of this Agreement to the contrary, the legal obligations of confidentiality hereunder do not extend to the U.S. federal or state tax structure or the U.S. federal or state tax treatment of any transaction pursuant to this Agreement. If any U.S. federal or state tax analyses or materials are provided to any party, such party is free to disclose any such analyses or materials without limitation.

12	Notices

12.1	Requirements

All notices must be:

(a)	in legible writing;

(b)	addressed to the recipient at the address or facsimile number set out below or to any other address or facsimile number that a party may notify to the other:

to the Company:

Address:	West Pier, Dun Laoghaire, County Dublin, Ireland

Attention:	Chief Executive Officer

Facsimile no:	+353-1-231-1901

with a copy to Jones Day:

Address:	222 East 41st Street, New York, NY 10017

Attention:	Boris Dolgonos

Facsimile no:	+1-212-755-7306

to the Manager:

Address:	West Pier, Dun Laoghaire, County Dublin, Ireland

Attention:	Chief Executive Officer

Facsimile no:	+353-1-231-1901

with a copy to [            ]:

Address:

Attention:

Facsimile no:

(c)	signed by the party; and

(d)	sent to the recipient by hand, prepaid post or facsimile.

12.2	Receipt

Without limiting any other means by which a party may be able to prove that a notice has been received by the other parties, a notice will be considered to have been received:

(a)	if sent by hand, when left at the address of the recipient;

(b)	if sent by pre-paid post, 2 days (if posted within Ireland to an address in Ireland) or 7 days (if posted from one country to another) after the date of posting; or

(c)	if sent by facsimile, on receipt by the sender of an acknowledgment or transmission report generated by the sender’s machine indicating that the whole facsimile was sent to the recipient’s facsimile number;

but if a notice is served by hand, or is received by the recipient’s facsimile, on a day that is not a Business Day, or after 5:00 pm (recipient’s local time) on a Business Day, the notice will be considered to have been received by the recipient at 9:00 am on the next Business Day.

13	Independent contractor, conflicts of interest and restriction

13.1	Independent contractor

The relationship between the Company and the Manager is in the nature of an independent contractor relationship only and the parties do not intend to create, and this Agreement does not constitute, a partnership, trust or other arrangement and this Agreement must not be construed as creating anything other than an independent contractor relationship. The Company acknowledges that the Manager has been appointed by the Company solely in its capacity as Manager and not in any other capacity including as an advisor or a fiduciary.

13.2	Conflicts of interest

Nothing in this Agreement restricts the Manager (or any of Affiliate of the Manager) from:

(a)	dealing or conducting business with the Company, any of the Company’s Subsidiaries, the Manager, or any Affiliate or any shareholder of the Company;

(b)	being interested in any contract or transaction with the Company, any of the Company’s Subsidiaries, any BBAM or any Affiliate or any shareholder of the Company;

(c)	acting in the same or similar capacity in relation to any other corporation or enterprise; or

(d)	holding or dealing in the Company’s or its Subsidiaries’ equity or other securities or interests therein; or

(e)	co-investing with the Company or any of its Subsidiaries.

13.3	Acting in interests of shareholders

Without limiting clauses 13.1 or 13.2, in performing the Services under this Agreement, the Manager shall act in the best interest of the Company’s shareholders. If there is a conflict between the Company’s shareholders’ interests and the Manager’s interests, the Manager shall give priority to the Company’s shareholders’ interests.

13.4	Manager not accountable

The Manager or any Affiliate of the Manager may be or become interested in any business promoted by the Company or in which the Company may be interested as a shareholder or otherwise and is not accountable to the Company for any remuneration, commission or other benefits received from its interest in that business as long as the Manager discloses the nature of its interest to the Company.

13.5	Contracts valid

No contract or transaction referred to in clause 13.2 which the Manager or any Affiliate of the Manager is interested in any way, whether directly or indirectly, will be avoided and the Manager and any Affiliate of the Manager is not liable, by reason of the Manager’s appointment as Manager under this Agreement, to account to the Company or any other person for any profit or benefits arising from such contracts or transactions and it may retain such profits or benefits. Any fees paid or payable in relation to such contracts or transactions are to be retained by the person to whom those fees are paid or payable.

14	Independent advice

For the avoidance of doubt, nothing in this Agreement limits the right of the members of the Board to seek independent professional advice (including legal, accounting and financial advice) at the expense of the Company on any matter connected with the discharge of their responsibilities, in accordance with the procedures and subject to the conditions set out in the Company’s corporate governance principles from time to time.

15	Legal actions

15.1	Third-party claims

(a)	The Manager will notify the Company promptly of any claim made by any third-party against the Company or any of its Subsidiaries of which it is aware or has notice and will send to the Company any notice, claim, summons or writ served on the Manager concerning the Company or its Subsidiaries.

(b)	The Manager will not without the express written consent of the Board purport to accept or admit any claims or liabilities of which it receives notification pursuant to clause 15.1(a) on behalf of the Company or make any settlement or compromise with any third-party in respect of the Company.

15.2	Litigation

If legal action is initiated against the Manager by any third-party in respect of any matter connected with this Agreement and in respect of which the Manager has the benefit of an indemnity from the Company under this Agreement, the Company shall be entitled at its election to take over from the Manager the conduct and the defence of any such action and to prosecute any claim for indemnity or damages or other entitlement against any third-party in the name of the Manager.

16	General provisions

16.1	Entire agreement

This Agreement is the entire agreement of the parties about the subject matter of this Agreement and supersedes all other representations, negotiations, arrangements, understandings, agreements and/or other communications. No party has entered into this Agreement relying on any representations made by or on behalf of the any other party, other than those expressly made in this Agreement.

16.2	Assignment

A party must not assign, create an interest in, or deal in any other way with any of its rights under this Agreement without the prior written consent of the other parties.

16.3	Indemnities

(a)	The indemnities in this Agreement are:

(1)	continuing obligations of the parties, separate and independent from their other obligations and survive the termination of this Agreement; and

(2)	absolute and unconditional and unaffected by anything that might have the effect of prejudicing, releasing, discharging or affecting in any other way the liability of the party giving the indemnity.

(b)	It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity under this Agreement.

16.4	Invalid or unenforceable provisions

If a provision of this Agreement is invalid or unenforceable in a jurisdiction:

(a)	it is to be read down or severed in that jurisdiction to the extent of the invalidity or unenforceability; and

(b)	that fact does not affect the validity or enforceability of that provision in another jurisdiction or the remaining provisions.

16.5	Waiver and exercise of rights

(a)	A waiver by a party of a provision of, or of a right under, this Agreement is binding on the party granting the waiver only if it is given in writing and is signed by the party or an authorized representative of the party granting the waiver.

(b)	A waiver is effective only in the specific instance and for the specific purpose for which it is given.

(c)	A single or partial exercise of a right by a party does not preclude another exercise of that right or the exercise of another right.

(d)	Failure by a party to exercise or delay in exercising a right does not prevent its exercise or operate as a waiver.

16.6	Amendment

 This Agreement may be amended only by a document signed by all parties.

16.7	Counterparts

 This Agreement may be signed in counterparts and all counterparts taken together constitute one document.

16.8	Rights cumulative

 The rights, remedies and powers of the parties under this Agreement are cumulative and do not exclude any other rights,  remedies or powers.

16.9	Successors and assigns

 This Agreement is binding on, and has effect for the benefit of, the parties and their respective successors and permitted  assigns.

16.10	Governing law

 This Agreement is governed by the laws of the State of New York.

16.11	Jurisdiction

 Each party irrevocably and unconditionally:

(a)	submits to the non-exclusive jurisdiction of the courts of the State of New York; and

(b)	waives, without limitation, any claim or objection based on absence of jurisdiction or inconvenient forum.

Schedule 1 – Expenses

Part 1

The expenses that are covered by the Management Expense Amount and which are therefore not separately recoverable by the Manager from the Company under clause 6.1(a) are:

Employee Remuneration

Base salaries, all “on costs”, superannuation and bonuses for members of the Core Management Team including any payments or benefits “packaged” for a member of the Core Management Team.

Direct expenses of the Manager’s own in-house resources including legal, accounting, internal audit, treasury, investor relations, risk and compliance, company secretarial and internal taxation support.

The following expenses in relation to the Core Management Team:

•	Car parking

•	Recruitment expenses

•	Relocation expenses

•	Work cover insurance

•	Staff training and seminars, except if specifically related to services provided to the Company

•	Conference attendance, except if specifically related to services provided to the Company

The Manager’s Corporate Overheads

The Manager’s corporate overheads on a pro rata basis having regard to the number of employees of BBAM, the number of those employees providing Services to the Company and the proportion of time spent by those employees providing such Services (e.g., 4 employees spending half their time providing Services are treated as 2 employees providing full time Services), including:

•	Office rental

•	Telephone, fax & internet rental, connections and associated hardware

•

Travel costs of the Core Management Team (including flights, accommodation, taxis, entertainment and meals while traveling) other than in relation to the provision of the Services under this Agreement or the provision of other services to the Company

•	Printing

•	Postage and stationery

•	Temporary staff

•	Computer hardware and software and all IT maintenance and support (excluding website development and maintenance)

•	Couriers

•	Gifts and donations

•	Subscriptions to any organisation, industry body, publication or equivalent

•	Sundry expenses (including a portion of the Manager’s costs for office maintenance and utilities)

Part 2

Expenses associated with the Company that are not covered by the Management Expense Amount and which are therefore recoverable by the Manager from the Company under clause 6.1(a) if paid by the Manager include but shall not be limited to:

•	Directors’ fees for the directors on the Company’s and its Subsidiaries’ boards of directors

•	Directors’ and officers’ insurance for the Company’s and its Subsidiaries’ directors and officers

•	Travel expenses of the directors (including flights, accommodation, taxis, entertainment and meals while travelling) to attend any meeting of the Board or Company

•	Registration fees and listing fees in connection with listing the Shares on the NYSE and registering the Shares under the Securities Act

•	Fees and offering and other expenses relating to any equity or debt financings the Company enters into in the future

•	Fees and expenses of the depositary for the Company’s ADSs

•	Costs and expenses related to insuring the Company’s aircraft and other aviation assets, including all fees and expenses of insurance advisors and brokers

•	Costs incurred in connection with organizing and hosting the Company’s annual meetings or other general meetings of the Company

•

Costs of production and distribution of any of the Company’s security holder communications, including notices of meetings, annual and other reports, press releases, and any prospectus, disclosure statement, offering memorandum or other form of offering document

•	Website development and maintenance and other investor relations or IT related costs if the expenses are incurred solely for the benefit of the Company

•

Travel expenses of the Core Management Team and other personnel of any BBAM Affiliate (including flights, accommodation, taxis, entertainment and meals while traveling) related to sourcing, negotiating and conducting transactions on behalf of the Company or providing other services to the Company and attending any meeting of the Board or Company

•

External legal counsel, including fees associated with “broken” deals (potential acquisitions or remarketings) where the transaction has been approved by the Board or an executive officer pursuant to properly delegated authority

•	Fees of third-party consultants, accounting firms and other professionals

•	External auditor’s fees

•	Internal auditor’s fees

IN WITNESS WHEREOF, this Agreement has been duly executed on the date first written above.

FLY LEASING LIMITED

By:
Name:
Title:

FLY LEASING MANAGEMENT CO. LIMITED

By:
Name:
Title: